Exhibit 99.2

Alarum Technologies Provides Update Regarding Recent Law Enforcement Action

Tel Aviv, Israel, July 03, 2026 (GLOBE NEWSWIRE) -- Alarum Technologies Ltd. (Nasdaq: ALAR, TASE: ALAR) (“Alarum” or the “Company”) today provided a further update to its announcement issued on July 2, 2026 regarding recent reports concerning its proxy network operations.

As previously disclosed, on July 2, 2026, the Company and its subsidiary, NetNut Ltd. (“NetNut”), became aware that certain domains associated with NetNut had been seized by the U.S. Federal Bureau of Investigations (“FBI”).

Since that announcement, the Company has continued to analyze the incident and additional domains associated with NetNut have also been seized.

As a result of these developments, the Company is currently experiencing disruptions to a portion of its services. If these disruptions continue for an extended period, they are likely to have a material adverse effect on the Company’s operations, financial results and its ability to provide certain services to its customers.

The Company is devoting substantial resources to investigating the circumstances surrounding these events and is working intensively to obtain additional information regarding the nature and scope of the incident. As of the date and time of this press release, neither the Company nor NetNut has been formally contacted by the FBI or any other governmental or regulatory authority in connection with these matters.

The Company itself is continuing to investigate whether its network or services have been used for malicious, fraudulent or unlawful purposes by third parties. Alarum takes this matter seriously and will fully cooperate with law enforcement to ensure any misuse of its infrastructure is thoroughly investigated and those responsible are held to account.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Forward-looking statements include, without limitation, statements regarding the Company’s ongoing analysis of the incident, the information it is requesting and the steps it is taking in connection with law enforcement actions, the potential impact of the service disruptions on the Company’s operations and financial results and its ability to provide certain services to its customers, and the Company’s expectations regarding future developments. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “may,” “will,” “could,” “continue,” and similar expressions are intended to identify forward-looking statements. Because such statements relate to future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results may differ materially from those described in or implied by these forward-looking statements. These risks and uncertainties include, among others, the Company’s ability to obtain additional information regarding the incident, the duration and impact of the service disruptions, actions by governmental or regulatory authorities, and the other risks and uncertainties discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 19, 2026, and in the Company’s subsequent filings with the SEC. Except as required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

INVESTOR RELATIONS CONTACT:

investors@alarum.io